UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

ASCEND ACQUISITION CORP.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

04350H 308
(CUSIP Number)

Don K. Rice
435 Devon Park Drive, Bldg. 700
Wayne, PA 19087
610/977-7531
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 21, 2011
(Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 13d-1(e), Sections 13d-1(f), or Sections 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04350h 308
____________________________________________________________________________________________
     1)           Names of Reporting Person

Don K. Rice

S.S. or I.R.S. Identification No. of Above Person (entities only)

 ____________________________________________________________________________________________
     2)           Check the Appropriate Box if a Member of a Group (See Instructions)

                                                       (a) [ ]
                                                       (b) [ ]
____________________________________________________________________________________________
     3)           SEC Use Only
____________________________________________________________________________________________
     4)           Source of Funds:
PF
____________________________________________________________________________________________
     5)           Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
N/A
____________________________________________________________________________________________
     6)           Citizenship or place of Organization:
United States of America
____________________________________________________________________________________________
(7)          Sole Voting Power
Number of                             -0-
Shares
Bene-                      ______________________________________________________________________________
ficially                     (8)          Shared Voting Power
owned by                               -0-
Each
Report-                   ______________________________________________________________________________
ing Person              (9)          Sole Dispositive Power
With                                        -0-
                                ______________________________________________________________________________
(10)         Shared Dispositive Power
                                                 -0-
____________________________________________________________________________________________
11)           Aggregate Amount Beneficially Owned by Each Reporting Person:
-0-
____________________________________________________________________________________________
12)           Check if the Aggregate Amount in Row (11) excludes certain shares:
[   ]
____________________________________________________________________________________________
                13)           Percent of Class Represented by Amount in Box (11):
                                                -0-%
____________________________________________________________________________________________
14)           Type of Reporting Person
                                                 IN

PURPOSES OF AMENDMENT

         This Amendment No. 7 to Schedule 13D relates to shares of common stock in Ascend Acquisition Corp., a Delaware corporation (the "Issuer").  This Amendment No. 7 supplements and amends the initial statement on Schedule 13D filed on August 8, 2007 (the "Initial Statement") by Don K. Rice, as previously amended by an Amendment No. 1 filed on November 20, 2008, an Amendment No. 2 filed on August 7, 2009, Amendment No. 3 filed on February 12, 2010, Amendment No. 4 filed on March 18, 2010, Amendment No. 5 filed on August 24, 2010 and Amendment No. 6 filed on January 14, 2011.  This Amendment No. 7 is being filed to report a change in Mr. Rice’s beneficial ownership due to his sale of all outstanding shares of the Issuer’s common stock previously held by him.  Capitalized terms used herein and not otherwise defined herein shall have the meaning given to them in the Initial Statement, as heretofore amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6.  All share figures and per-share price figures take into account a one-for-ten reverse stock split effected in 2008.

ITEM 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Initial Statement is being amended to read in its entirety as follows:

“In December 2005, in connection with the Issuer’s formation, Rice purchased 69,500 shares of Common Stock at a purchase price of approximately $0.29 per share. Rice used his personal funds to purchase such shares at that time.  Effective April 19, 2006, the Issuer’s board of directors authorized a stock dividend of 0.714285 shares of Common Stock for each outstanding share of Common Stock, effectively lowering the purchase price to approximately $0.167 per share (and increasing the number of shares held by Rice to 119,143 shares).

In May 2006, simultaneously with the Issuer’s public offering of units (“Units”), Rice purchased 166,667 Units on a private basis for $6.00 per Unit, or an aggregate purchase price of $1,000,002. Each Unit consisted of one-tenth of one share of Common Stock and two warrants to purchase one-tenth of one share of Common Stock (“Warrants”). The Warrants had an exercise price of $50.00 per share and would have become exercisable upon completion by the Issuer of a business combination with a target business. Rice used his personal funds to purchase such Units at that time.  These Warrants have expired unexercised.

At the same time, Rice also committed to place a limit order to purchase up to $250,000 Warrants in the open market at prices not to exceed $0.60 per Warrant during the three month period beginning on the later of (i) 60 days after the completion of the distribution of the Issuer’s Units and (ii) the commencement of separate trading of the Warrants. During this three-month period, Rice purchased 620,000 Warrants using his personal funds.  These Warrants have expired unexercised.

On November 18, 2008, Mr. Rice transferred 13,581 shares to extinguish legal fees owed by the Issuer to a law firm in the aggregate amount of $617,490 as of September 30, 2008.

On November 18, 2008, the Issuer executed in favor of Mr. Rice a promissory note convertible into up to 4,875,000 shares of Common Stock to represent certain outstanding indebtedness then owed by Issuer to Mr. Rice.

On August 7, 2009, the Issuer executed in favor of Mr. Rice a promissory note convertible into up to 1,000,000 shares of Common Stock to represent certain outstanding indebtedness then owed by Issuer to Mr. Rice.

On January 11 and 12, 2010, Mr. Rice purchased on the open market an aggregate of 95,750 shares at a per-share purchase price of $.05.

On March 16, 2010, the Issuer executed in favor of Mr. Rice a promissory note convertible into up to 500,000 shares of Common Stock to represent certain outstanding indebtedness then owed by Issuer to Mr. Rice.”

On August 18, 2010, the Issuer executed in favor of Mr. Rice a promissory note convertible into up to 600,000 shares of Common Stock to represent certain outstanding indebtedness then owed by Issuer to Mr. Rice.”

On January 5, 2011, the Issuer executed in favor of Mr. Rice a promissory note convertible into up to 100,000 shares of Common Stock to represent certain outstanding indebtedness then owed by Issuer to Mr. Rice.

On January 12, 2011, Mr. Rice converted each of the five convertible promissory notes described above into an aggregate of 7,075,000 shares of Common Stock.

On January 21, 2011, Mr. Rice sold all 7,293,550 shares of Common Stock theretofore held by him in a privately negotiated transaction for an aggregate purchase price of $310,000.”

Item 4.	Purpose of Transaction

Item 4 of the Initial Statement is being amended to read in its entirety as follows:

“On January 21, 2011, Mr. Rice sold all 7,293,550 shares of Common Stock theretofore held by him to liquidate his investment in Issuer.”

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial Statement is being amended to read in its entirety as follows:

“Rice beneficially owns no shares of Common Stock for which he is the beneficial owner.  Other than for his receipt of the convertible promissory note described above, the conversion of the five convertible promissory notes described above and the sale of all outstanding shares of Common Stock previously held by him, Mr. Rice has not effected any transaction in or with respect to the Common Stock during the past 60 days.”

 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2011

:/S/   Don K. Rice
Don K. Rice, individually

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
(SEE 18 U.S.C. 1001).